                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                       PROTEIN POLYMER TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  743697 10 4
                                 (CUSIP Number)

                              Michael Ullmann, Esq.
                                Johnson & Johnson
                           One Johnson & Johnson Plaza
                             New Brunswick, NJ 08933
                                 (908) 524-2464

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 26, 1996
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 Pages

                                  SCHEDULE 13D


---------------------                                       --------------------
CUSIP NO. 743697 10 4                                       PAGE  2  OF 10 PAGES
---------------------                                       --------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Johnson & Johnson                               22-1024240
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /

                                                              (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
--------------------------------------------------------------------------------
      NUMBER OF          7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------------
        EACH              8  SHARED VOTING POWER
      REPORTING
       PERSON                         520,480
        WITH           ---------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                                      -0-
                       ---------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                                      520,480
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            520,480
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.22%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


---------------------                                       --------------------
CUSIP NO. 743697 10 4                                       PAGE  3  OF 10 PAGES
---------------------                                       --------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Johnson & Johnson Development Corporation                   22-2007137
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  / /

                                                                 (b)  / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

                 WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                      / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey
--------------------------------------------------------------------------------
      NUMBER OF          7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------------
        EACH             8  SHARED VOTING POWER
      REPORTING
       PERSON                        520,480
        WITH           ---------------------------------------------------------
                         9  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                                     520,480
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           520,480
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.22%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 743697 10 4                                        Page 4  of 10 Pages


Item 1.  Security and Issuer:

         Common Stock, $0.01 par value ("Common Stock")

         Protein Polymer Technologies, Inc.
         10655 Sorrento Valley Road
         San Diego, CA 92121

Item 2.  Identity and Background:

         (a) Johnson & Johnson ("J&J") and Johnson & Johnson Development corporation ("JJDC"), both New Jersey corporations

         (b)     One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933

         (c) The principal business of J&J is health care products. JJDC is a wholly-owned subsidiary of J&J engaged in the venture capital business.

                 The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of J&J and JJDC is set forth on Appendix A hereto.

         (d),(e) To the best of J&J's knowledge, neither J&J nor any of its directors or executive officers has, during the past five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. To the best of JJDC's knowledge, neither JJDC nor any of its directors or executive officers has, during the past five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

CUSIP No. 743697 10 4                                        Page 5  of 10 Pages

                 mandating activities subject to, Federal or State securities laws of finding any violation with respect to such laws.

         (f)     Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration:

         On March 19, 1996, JJDC purchased from Protein Polymer Technologies, Inc. (the "Company") 220,000 shares of Common Stock of the Company for $275,000.00 ($1.25 per share) through exercise of a warrant issued in July 1994. On August 26, 1996, JJDC purchased from the Company 300,480 shares of Common Stock of the Company for $375,600.00 ($1.25 per share) through exercise of a warrant issued in September 1995. No funds were borrowed to finance either purchase.

Item 4.  Purpose of Transaction:

         On July 1, 1994, the Company entered into a Securities Purchase Agreement with JJDC, pursuant to which JJDC purchased 11,000 shares of the Company's Series C Preferred Stock, and a warrant to purchase up to 220,000 shares of Common Stock (the "1994 Warrant"), for an aggregate consideration of $1,100,000. In September 1995, the Company entered into a license and development agreement and a supply agreement with Ethicon, Inc., an affiliate of J&J and JJDC, which has since been modified by the parties. In conjunction with those agreements, the Company also entered into a Securities Purchase Agreement with JJDC, pursuant to which JJDC purchased 27,317 shares of the Company's Series D 10% Cumulative Convertible Preferred Stock, and a warrant to purchase up to 300,480 shares of Common Stock (the "1995 Warrant"), in exchange for consideration of $2,731,700, which was comprised of $1,250,000 as a cash payment, the exchange of all Series C Preferred Stock of the Company held by JJDC at such time, the repayment of a loan from JJDC to the Company, as well as payments of dividends and interests due. On March 19, 1996, JJDC exercised the 1994 Warrant and acquired 220,000 shares of Common Stock of the Company. On August 26, 1996, JJDC exercised the 1995 Warrant and purchased 300,480 shares of Common Stock of the Company.

Item 5.  Interest in Securities of the Issuer:

         (a) As of August 26, 1996, J&J and JJDC each had beneficial ownership of an aggregate of 520,480 shares of Common Stock, which constituted approximately 7.22% of the outstanding shares of Common Stock at that time. In addition, as of August 26, 1996,

CUSIP No. 743697 10 4                                        Page 6  of 10 Page


                 J&J and JJDC each had beneficial ownership of an aggregate of 27,317 shares of the Company's Series D 10% Cumulative Convertible Preferred Stock, which is non-voting and generally not convertible until September 14, 1997.

         (b) J&J and JJDC each have shared power to vote and shared power to dispose of all shares described in paragraph (a) above.

         (c) On January 6, 1997, JJDC purchased from the Company 400,000 shares of Common Stock at a price of $2.50 per share, in a private placement. Each of J&J and JJDC has beneficial ownership of such 400,000 shares.

                 To the best knowledge of J&J and JJDC, no director or executive officer of J&J or JJDC beneficially owns any shares of Common Stock or other securities of the Company. Neither J&J nor JJDC is aware of any transaction in such securities during the past sixty (60) days by any of its executive officers or directors.

         (d)     Not applicable.

         (e)     Not applicable.


Item 6.  Contracts, Arrangements, etc.:

                 The shares of Common Stock purchased pursuant to the exercise of 1994 Warrant and the 1995 Warrant and the Series D Preferred Stock held by JJDC were purchased pursuant to Securities Purchase Agreements among the Company and JJDC dated July 1, 1994 and September 8, 1995.

Item 7.  Exhibits:

                 Exhibit 7.1 - Securities Purchase Agreement dated July 1, 1994 between the Company and JJDC (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, as filed with the Commission on August 14,
                 1994).

                 Exhibit 7.2 - Securities Purchase Agreement dated September 8, 1995 between the Company and JJDC (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, as filed with the Commission on October 24, 1995).

CUSIP No. 743697 10 4                                         Page 7 of 10 Pages



                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                JOHNSON & JOHNSON



Dated:  January 10, 1997        By /s/ Peter S. Galloway
                                   ------------------------
                                   Name:  Peter S. Galloway
                                   Title:   Secretary


                          JOHNSON & JOHNSON DEVELOPMENT
                                  CORPORATION



Dated:  January 10, 1997       By  /s/ Peter S. Galloway
                                   ------------------------
                                   Name:  Peter S. Galloway
                                   Title:   Secretary

CUSIP No. 743697 10 4                                         Page 8 of 10 Pages



                                   APPENDIX A

                  Board of Directors and Executive Officers of
                                Johnson & Johnson

             The directors and executive officers of Johnson & Johnson are identified in the table below. Directors of Johnson & Johnson are indicated by an asterisk.

Name                                    Business Address                      Citizenship        Principal Occupation
----                                    ----------------                      -----------        --------------------
 1.  Professor Sir James Black(*)       The James Black Foundation            United Kingdom     Professor and Head of the
                                        68 Half Moon Lane                                        Department of Analytical
                                        Dulwich, London SE249JE                                  Pharmacology at the Rayne
                                        England                                                  Institute, King's College School
                                                                                                 of Medicine, Chairman of the James
                                                                                                 Black Foundation

 2.  Dr. Gerard N. Burrow(*)            Yale New Haven School of Medicine     United States      Dean of the Yale University School
                                        333 Cedar Street                                         of Medicine since 1992
                                        New Haven, CT  06510

 3.  Joan Ganz Cooney(*)                Children's Television Workshop        United States      Chairman, Children's Television
                                        One Lincoln Plaza                                        Workshop
                                        New York, NY  10023

 4.  James Cullen (*)                   Bell Atlantic Corporation             United States      Vice Chairman of the Board, Bell
                                        1310 North Court House Road                              Atlantic Corporation
                                        Arlington, VA 22201

 5.  Russell C. Deyo                    Johnson & Johnson                     United States      Corporate Vice President,
                                        One Johnson & Johnson Plaza                              Administration, and Member,
                                        New Brunswick, NJ  08933                                 Executive Committee of Johnson &
                                                                                                 Johnson

 6.  Roger S. Fine                      Johnson & Johnson                     United States      Vice President and General Counsel
                                        One Johnson & Johnson Plaza                              and Member, Executive Committee of
                                        New Brunswick, NJ  08933                                 Johnson & Johnson

 7.  George S. Frazza                   Johnson & Johnson                     United States     Member, Executive Committee of
                                        One Johnson & Johnson Plaza                             Johnson & Johnson
                                        New Brunswick, NJ 08933

 8.  Ronald G. Gelbman                  Johnson & Johnson                     United States      Member, Executive Committee of
                                        One Johnson & Johnson Plaza                              Johnson & Johnson
                                        New Brunswick, NJ  08933

 9.  Philip  M. Hawley (*)              Philip M. Hawley                      United States      Former Chairman  and Chief
                                        Suite 2280                                               Executive Officer of Carter Hawley
                                        444 South  Flower Street                                 Hale Stores, Inc.
                                        Los Angeles, CA 90071-2900

10.  JoAnn H. Heisen                    Johnson & Johnson                     United States      Corporate Vice President, Chief
                                        One Johnson & Johnson Plaza                              Information Officer, and Member,
                                        New Brunswick, NJ 08933                                  Executive Committee of Johnson &
                                                                                                 Johnson

11.  Clark H. Johnson(*)                Johnson & Johnson                     United States      Member, Executive Committee and
                                        One Johnson & Johnson Plaza                              Vice President, Finance of Johnson
                                        New Brunswick, NJ  08933                                 & Johnson

12.  Ann Dibble Jordan(*)               Johnson & Johnson                     United States      Director of various other
                                        One Johnson & Johnson Plaza                              corporations
                                        New Brunswick, NJ  08933

13. Christian A. Koffmann               Johnson & Johnson                     France             Member, Executive Committee of
                                        One Johnson & Johnson Plaza                              Johnson & Johnson
                                        New Brunswick, NJ 08933

CUSIP No. 743697 10 4                                        Page 9  of 10 Pages


Name                                      Business Address                    Citizenship        Principal Occupation
----                                      ----------------                    -----------        --------------------

14. Arnold G. Langbo(*)                    111 Capital Avenue, S.W.           Canada             Chairman of the Board and Chief
                                           Battle Creek, MI  49015                               Executive Officer of the Kellogg
                                                                                                 Company

15. Ralph S. Larsen(*)                     Johnson & Johnson                  United States      Chairman, Board of Directors,
                                           One Johnson & Johnson Plaza                           Chief Executive Officer and
                                           New Brunswick, NJ  08933                              Chairman, Executive Committee, of
                                                                                                 Johnson & Johnson

16. James T. Lenehan                       Johnson & Johnson                  United States      Member, Executive Committee of
                                           One Johnson & Johnson Plaza                           Johnson & Johnson
                                           New Brunswick, NJ  08933

17. Dr. John S. Mayo(*)                    AT&T Bell Laboratories, Inc.       United States      President, Emeritus, AT&T Bell
                                           600 Mountain Avenue                                   Laboratories, Inc.
                                           Murray Hill, NJ  07974

18. Thomas S. Murphy(*)                    Capital Cities/ABC, Inc.           United States      Chairman of the Board and Chief
                                           77 West 66th Street                                   Executive Officer of Capital
                                           New York, NY  10023-6298                              Cities/ABC


19. Paul J. Rizzo (*)                      IBM Corporation                    United States      Retired Vice Chairman of
                                           Old Orchard Road                                      International Business Machines
                                           Armonk, NY 10504                                      Corporation

20. Maxine F. Singer, Ph.D.(*)             Carnegie Institution of            United States      President of the Carnegie
                                           Washington                                            Institution of Washington
                                           1530 P Street, N.W.
                                           Washington, D.C. 20005-1910


21. Roger B. Smith (*)                                                        United States      Retired Chairman of General Motors
                                           Johnson & Johnson                                     Corporation, Member of the
                                           One Johnson & Johnson Plaza                           Business Council and Trustee of
                                           New Brunswick NJ 08933                                the Alfred P. Sloan Foundation

22. Robert N. Wilson(*)                    Johnson & Johnson                  United States      Vice Chairman, Board of Directors
                                           One Johnson & Johnson Plaza                           and Vice Chairman, Executive
                                           New Brunswick, NJ  08933                              Committee of Johnson & Johnson

CUSIP No. 743697 10 4                                       Page 10  of 10 Pages


                  Board of Directors and Executive Officers of
                    Johnson & Johnson Development Corporation



             The directors and executive officers of Johnson & Johnson Development Corporation are identified in the table below. Directors of Johnson & Johnson Development Corporation are indicated by an asterisk.


Name                               Business Address                   Citizenship        Principal Occupation
----                               ----------------                   -----------        --------------------
1.  William L. Brower, Jr.(*)      McNeil Consumer Products           United States      Vice President Finance, McNeil
                                   Company                                               Consumer Products Company
                                   Camp Hill Road
                                   Fort Washington, PA  19034

2.  Robert Croce(*)                Johnson & Johnson                  United States      Company Group Chairman, Johnson
                                   One Johnson & Johnson Plaza                           & Johnson
                                   New Brunswick, NJ 08933

3.  Blair M. Flicker (*)           Johnson & Johnson                  United States      Director of Johnson & Johnson
                                   One Johnson & Johnson Plaza                           Development  Corporation
                                   New Brunswick, NJ 08933

4.  Peter S. Galloway              Johnson & Johnson                  United States      Secretary and Associate General
                                   One Johnson & Johnson Plaza                           Counsel of Johnson & Johnson
                                   New Brunswick, NJ  08933

5.  Dr. Robert Gussin(*)           Johnson & Johnson                  United States      Vice President, Science and
                                   One Johnson & Johnson Plaza                           Technology of Johnson & Johnson
                                   New Brunswick, NJ  08933

6.  Susan Lambert(*)               Johnson & Johnson                  United Kingdom     Vice President of
                                   One Johnson & Johnson Plaza                           Johnson & Johnson Development
                                   New Brunswick, NJ 08933                               Corporation

7.  Alfred T. Mays (*)             Johnson & Johnson                  United States      President, McNeil Specialty
                                   One Johnson & Johnson Plaza                           Products Company; and Vice
                                   New Brunswick, NJ 08933                               President of Johnson & Johnson
                                                                                         Development Corporation

8.  Ting Pau Oei(*)                Johnson & Johnson                  United States      Vice President of
                                   One Johnson & Johnson Plaza                           Johnson & Johnson Development
                                   New Brunswick, NJ  08933                              Corporation

9.  Peter T. Tattle(*)             Johnson & Johnson                  Canada             Company Group Chairman, Johnson
                                   One Johnson & Johnson Plaza                           & Johnson
                                   New Brunswick, NJ 08933

10. James R. Utaski(*)             Johnson & Johnson                  United States      Corporate Vice President,
                                   One Johnson & Johnson Plaza                           Business Development of Johnson
                                   New Brunswick, NJ  08933                              & Johnson; President of Johnson
                                                                                         & Johnson Development
                                                                                         Corporation

11. Dr. Brad Vale(*)               Johnson & Johnson                  United States      Vice President of
                                   One Johnson & Johnson Plaza                           Johnson & Johnson Development
                                   New Brunswick, NJ  08933                              Corporation